Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,
	2016	2015	2016	2015	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$130.1	$129.3	$393.2	$388.4	$491.9	$457.9	$371.8	$290.4	$244.3
Less undistributed earnings of equity method investments	(25.6)	(11.0)	(43.1)	(29.7)	(39.3)	(40.8)	(30.7)	(27.6)	(25.5)
Plus distributed earnings of equity method investments	4.0	4.3	9.6	10.7	16.1	15.5	10.8	23.6	9.2
Plus amortization of capitalized interest	0.2	0.2	0.6	0.6	0.8	0.8	0.8	0.8	0.8
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	$108.7	$122.8	$360.3	$370.0	$469.5	$433.4	$352.7	$287.2	$228.8
Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	$25.1	$16.3	$61.8	$49.0	$69.4	$52.8	$45.3	$46.1	$44.0
Debt discount amortization	—	—	—	—	—	—	—	—	1.7
Floor plan interest expense	11.9	11.4	37.8	32.7	44.5	46.5	43.5	38.3	26.9
Capitalized interest	0.4	0.2	1.1	0.5	0.8	0.8	0.7	0.6	0.7
Interest factor in rental expense	16.8	16.7	50.9	49.4	66.6	63.1	57.3	55.7	53.4
Total fixed charges	$54.2	$44.6	$151.6	$131.6	$181.3	$163.2	$146.8	$140.7	$126.7
Less:
Capitalized interest	$0.4	$0.2	$1.1	$0.5	$0.8	$0.8	$0.7	$0.6	$0.7
Earnings	$162.5	$167.2	$510.8	$501.1	$650.0	$595.8	$498.8	$427.3	$354.8
Ratio of earnings to fixed charges	3.0	3.7	3.4	3.8	3.6	3.7	3.4	3.0	2.8